SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        United States Filter Corporation
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   911843209
                                 (Cusip Number)

                                W. Robert Cotham
                          201 Main Street, Suite 2600
                            Fort Worth, Texas 76102
                                 (817) 390-8400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 21, 1999
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e,) 13d-1(f) or 13d-1(g), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 8,000,000 shares, which constitutes approximately 4.4% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 179,908,015 shares outstanding.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 6,147,227 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 6,147,227 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,147,227 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 3.4%

14.  Type of Reporting Person: IN

------------------------------------------
(1) Includes 1,289,950 shares of the Common Stock held by Agua Partners, a Texas general partnership ("Agua"). Lee M. Bass exercises sole voting and dispositive power with respect to such shares in his capacity as Manager of Agua.

1.   Name of Reporting Person:

     Fine Line Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 1,231,559(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,231,559(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,231,559

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.7%

14.  Type of Reporting Person: CO

----------
(1)  Power is exercised by its sole shareholder, E.P. Bass.

1.   Name of Reporting Person:

     E. P. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 1,231,559(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,231,559(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,231,559(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.7%

14.  Type of Reporting Person: IN

--------------

(1)  Solely in his capacity as the sole shareholder of Fine Line Inc.

1.   Name of Reporting Person:

     Ardon E. Moore

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 148,480
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 148,480
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     148,480

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 61,578
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 61,578
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     61,578

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN


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
1.   Name of Reporting Person:

     Peter Sterling

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 61,578
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 61,578
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     61,578

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Jason Michael Taylor Grantor Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 30,789(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 30,789(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     30,789

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised by its trustee, Annette B. Taylor

1.   Name of Reporting Person:

     Rhonda Leigh Taylor Grantor Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 30,789(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 30,789(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     30,789

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised by its trustee, Annette B. Taylor

1.   Name of Reporting Person:

     Annette B. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 61,578(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 61,578(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     61,578(1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

----------
(1) Solely in her capacity as the trustee of the Jason Michael Taylor Grantor Trust with respect to 30,789 shares of the Common Stock and solely in her capacity as the trustee of the Rhonda Lee Taylor Grantor Trust with respect to 30,789 shares of the Common Stock.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 13, 1997, as amended by Amendment No. 1 dated September 18, 1997 (the "Schedule 13D") relating to the Common Stock, par value $0.01 per share, of United States Filter Corporation. Unless otherwise indicated, all defined terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated by adding at the end thereof the following:

     As previously announced by the Issuer, the Issuer has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vivendi, a societe anonyme organized under the laws of France ("Vivendi"), and Eau Acquisition Corp., a Delaware corporation and a subsidiary of Vivendi (the "Purchaser"), pursuant to which the Purchaser has agreed to make a tender offer for all the outstanding shares of the Issuer, at $31.50 per share to be followed by a merger of the Purchaser into the Issuer. Concurrently, with the execution of the Merger Agreement, the Reporting Persons entered into a Support Agreement pursuant to which the Reporting Persons have agreed to tender all shares of the Common Stock beneficially owned by them to the Purchaser and to vote their shares of the Common Stock against any action or agreement that would interfere with, delay, postpone or attempt to discourage the merger or the tender offer.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) - (c) of Item 5 are hereby amended and restated in their entireties to read as follows:

     (a)

     LMB

     The aggregate number of shares of Common Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,147,227, which constitutes approximately 3.4% of the outstanding shares of Common Stock.

     Fine Line

     The aggregate number of shares of Common Stock that Fine Line owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,231,559, which constitutes approximately 0.7% of the outstanding shares of Common Stock.

     EPB

     Because of his position as the sole shareholder of Fine Line, EPB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,231,559 shares of the Common Stock, which constitutes approximately 0.7% of the outstanding shares of the Common Stock.

     AEM

     The aggregate number of shares of Common Stock that AEM owns beneficially, pursuant to Rule 13d-3 of the Act, is 148,480, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     WPH

     The aggregate number of shares of Common Stock that WPH owns beneficially, pursuant to Rule 13d-3 of the Act, is 61,578, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     PS

     The aggregate number of shares of Common Stock that PS owns beneficially, pursuant to Rule 13d-3 of the Act, is 61,578, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     JMT Trust

     The aggregate number of shares of Common Stock that JMT Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 30,789, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     RLT Trust

     The aggregate number of shares of Common Stock that RLT Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 30,789, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     ABT

     Because of her positions as the trustee of each of the JMT Trust and the RLT Trust, ABT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 61,578 shares of Common Stock, which constitutes less than 0.1% of the outstanding shares of Common Stock.

     In addition, the Sellers beneficially own Warrants to purchase 1,200,000 shares of Common Stock; however, such Warrants are not presently exercisable within 60 days and therefore the shares of Common Stock which may be acquired upon exercise thereof are not reported herein. See Item 6.

     To the best knowledge of the Reporting Persons, other than as set forth herein, none of the persons named in Item 2 herein is the beneficial owner of any shares of Common Stock.

     (b)

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,147,227 shares of Common Stock.

     Fine Line

     Acting through its sole shareholder, EPB, Fine Line has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,231,559 shares of Common Stock.

     EPB

     In his capacity as the sole shareholder of Fine Line, EPB has the sole power to vote or direct the vote and to dispose or to direct the disposition of 1,231,559 shares of Common Stock.

     AEM

     AEM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 148,480 shares of Common Stock.


     WPH

     WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,578 shares of Common Stock.


     PS

     PS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,578 shares of Common Stock.

     JMT Trust

     Acting through its sole trustee, ABT, JMT Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 30,789 shares of Common Stock.

     RLT Trust

     Acting through its sole trustee, ABT, RLT Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 30,789 shares of Common Stock.

     ABT

     In her capacities as the sole trustee of each of the JMT Trust and the RLT Trust, ABT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 61,578 shares of Common Stock.

     (c) None of the Reporting Persons has purchased or sold any shares of Common Stock in the previous 60 days.

     (d)  No material change.

     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on June 26, 1998, based upon the number of shares of Common Stock outstanding as reported in the Issuer's 10-K for the year ended March 31, 1998.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby partially amended by adding at the end thereof the following:

     See Item 4 for information regarding the Support Agreement dated as of March 21, 1999 by and among the Reporting Persons and Vivendi, a societe anonyme organized under the laws of France. A copy of the Support Agreement is attached hereto as Exhibit 99.6.

     Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Common Stock owned by the Reporting Persons.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1--Agreement pursuant to Rule 13d-1(k)(1)(iii) and Power of Attorney (previously filed).

     Exhibit 99.2--Agreement for Sale and Purchase of Partnership Interests dated as of August 3, 1997 by and among Sellers and the Issuer (previously filed).

     Exhibit 99.3--Confidential Agreement dated July 2, 1997 between the Issuer and Western Farms, L.P. (previously filed)

     Exhibit 99.4--Transfer, Registration Rights and Governance Agreement dated as of September 17, 1997 by and among Sellers and the Issuer (previously filed).

     Exhibit 99.5--Transferred Securities Agreement dated as of September 17, 1997 by and among the Issuer, the Sellers, LMB, Fine Line, AEM, WPH, PS, JMT Trust, RLT Trust, John Cardwell and Jeffery Hart (previously filed).

     Exhibit 99.6--Support Agreement dated as of March 21, 1999 by and among the Reporting Persons and Vivendi, a societe anonyme organized under the laws of France.

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
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:     March 26, 1999


                                    /s/ W.R. Cotham
                                    W.R. Cotham,

                                    Attorney-in-Fact for:

                                    LEE M. BASS (1)
                                    FINE LINE INC. (2)
                                    E.P. BASS (3)
                                    ARDON E. MOORE (4)
                                    WILLIAM P. HALLMAN, J.R. (5)
                                    PETER STERLING (6)
                                    JASON MICHAEL TAYLOR GRANTOR TRUST (7)
                                    RHONDA LEIGH TAYLOR GRANTOR TRUST (8)
                                    ANNETTE B. TAYLOR (9)

(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Fine Line Inc. previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of E.P. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Ardon E. Moore previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of William P. Hallman, Jr. previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of the Jason Michael Taylor Grantor Trust previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Rhonda Leigh Taylor Grantor Trust previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Annette B. Taylor previously has been filed with the
              Securities and Exchange Commission.

                                 EXHIBIT INDEX


       Exhibit 99.1--Agreement pursuant to Rule 13d-1(k)(1)(iii) and Power of Attorney (previously filed).

       Exhibit 99.2--Agreement for Sale and Purchase of Partnership Interests dated as of August 3, 1997 by and between Sellers and the Issuer (previously filed).

       Exhibit 99.3--Confidentiality Agreement dated July 2, 1997 between the Issuer and Western Farms, L.P. (previously filed).

       Exhibit 99.4--Transfer, Registration Rights and Governance
Agreement dated as of September 17, 1997 by and among Sellers and the Issuer (previously filed).

       Exhibit 99.5--Transferred Securities Agreement dated as of
September 17, 1997 by and among the Issuer, the Sellers, LMB, Fine Line, AEM, WPH, PS, JMT Trust, RLT Trust, John Cardwell and Jeffery Hart (previously filed).

       Exhibit 99.6--Support Agreement dated as of March 21, 1999 by and among the Reporting Persons and Vivendi, a societe anonyme organized under the laws of France.

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